Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.
(Dollars in thousands)

	Three months ended March 31
	2011	2010

Computation of earnings
Pretax income (a)	$19,948	$12,166
Add:
Interest expense on indebtedness	7,336	4,635
Amortization of debt issue costs	296	543
Interest portion of rent expense(b)	2,037	2,376
Distributed income of equity investees	8,618	98

Earnings	$38,235	$19,818

Computation of fixed charges
Interest expense on indebtedness	$7,336	$4,635
Amortization of debt issue costs	296	543
Interest portion of rent expense (b)	2,037	2,376

Fixed charges	$9,669	$7,554

Ratio of earnings to fixed charges	3.95	2.62

(a)	Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.

(b)	The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.